August 29, 2019

Jinlong Yang
Chief Executive Officer
MingZhu Logistics Holdings Ltd
27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

       Re: MingZhu Logistics Holdings Ltd
           Draft Registration Statement on Form F-1
           Submitted August 2, 2019
           CIK No. 0001782037

Dear Mr. Yang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted August 2, 2019

General

1. Please provide us copies of all written communications, as defined in Rule 405 under the
       Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors
Our reliance on major customers and any loss of our major customers, page 7

2. Please place the risks described in context by naming each ten percent or greater customer
 Jinlong Yang
FirstNameLogistics Holdings Yang
MingZhu LastNameJinlong Ltd
Comapany NameMingZhu Logistics Holdings Ltd
August 29, 2019
August 29, 2019 Page 2
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FirstName LastName
         and the respective percentage of revenues attributable to that customer.
We rely on subcontractors to handle a proportion of our trucking service, page
8

3. To the extent material, please describe the risks because of your guarantee of the subcontractor capital lease disclosed on page 42.
Use of Proceeds, page 30

4. You state that PRC laws and regulations limit your ability to utilize the proceeds of this offering to make loans or capital contributions to PRC subsidiaries on satisfaction of government registration and approval requirements. Please place this disclosure in context by quantifying the amount of loans or capital contributions you may currently make to your PRC subsidiaries without approval. Similarly revise the first full risk factor on page 20.
Management's Discussion and Analysis, page 35

5. Please provide the trend disclosure required by Item 5.D of Form 20-F. For guidance, refer to Section III.B.3. of Release No. 33-8350. We note by way of example: (i) the second paragraph on page 38 where you discuss reasons for the decline in revenues from
         Guangdong province; and (ii) your disclosure in the third risk factor on page 7 and first risk factor on page 8 regarding past due receivables and the timing mismatch of customer payments and trade payables. Also discuss the extent to which percentage growth you attribute to the Xinjiang expansion is indicative of future growth. Customers, page 65

6. Please describe the material terms of the master agreements you enter into with customers. Similarly describe in the last section on page 67 the material terms of the subcontracting master agreements.
Regulations, page 74

7. Please discuss here the PRC regulations on and approvals required for uses of proceeds from offerings such as this, including the regulations on loans or capital contributions to your PRC subsidiaries. We note your disclosure in the last paragraph on page 30.
Description of Share Capital
Articles of Association   Exclusive Forum Provision, page 89

8. We note that your forum selection provision identifies the courts of the Cayman Islands as the sole and exclusive jurisdiction for certain litigation, including "any derivative action."
         Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please add risk factor disclosure, state that there is uncertainty as to whether a court would enforce such provision, and state that investors cannot waive
 Jinlong Yang
MingZhu Logistics Holdings Ltd
August 29, 2019
Page 3
      compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your amended articles of association states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
      Act.
        You may contact Amy Geddes, Staff Accountant, at (202) 551-3304 or Lyn Shenk,
Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Laura Nicholson, Special Counsel, at (202) 551-3549 with any other questions.



                                                              Sincerely,
FirstName LastNameJinlong Yang
                                                              Division of
Corporation Finance
Comapany NameMingZhu Logistics Holdings Ltd
                                                              Office of
Transportation and Leisure
August 29, 2019 Page 3
cc:       Sabrina He
FirstName LastName